EXHIBIT 99.1

TRX Gold Reports First Quarter 2025 Results

Plant Expansion Results in Significantly Lower Operating Cost Per Tonne

TORONTO, Jan. 15, 2025 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TRX) (NYSE American: TRX) (the “Company” or “TRX Gold”) today reported its results for the first quarter of 2025 (“Q1 2025”) for the three months ended November 30, 2024. Financial results are available on the Company’s website at www.TRXgold.com.

Key highlights for Q1 2025 include:

  Capturing record gold prices: The Company poured 4,841 ounces of gold (Q1 2024: 4,927) and sold 4,813 ounces of gold (Q1 2024: 4,895) generating revenue of $12.5 million (Q1 2024: $9.4 million), gross profit of $4.8 million (Q1 2024: $3.7 million) and Adjusted EBITDA1 of $4.4 million (Q1 2024: $2.6 million). The increase in revenue, gross profit and Adjusted EBITDA1 compared to the prior comparative period is mainly related to a record average realized gold price (net)1 of $2,653 per ounce (Q1 2024: $1,942 per ounce).
  Production level in line with expectations and mine sequencing: Gold production in Q1 2025 was mainly in line with the prior year comparative period and reflects higher mill throughput, offset by a lower average head grade of 1.29 g/t (Q1 2024: 2.57 g/t) and lower average recovery of 72% (Q1 2024: 81%). A planned mine sequence commenced in Q1 2025, accessing lower grade ore blocks during the quarter, concurrent with a scheduled stripping campaign, in order to access higher grade ore blocks in the second half of F2025. The lower average recovery in Q1 2025 was mainly due to a higher proportion of blended material processed in Q1 2025 (24% oxide / 76% sulphide) compared to the prior year period, where the mill processed a higher proportion of oxide material at a higher average recovery. The Company also experienced lower recovery rates with lower grade material.
  Decreasing variable cost per tonne: Processing costs per tonne of $12.60 in Q1 2025 were significantly lower than the prior year comparative period (Q1 2024: $26.56 per tonne) predominantly due to greater economies of scale following final commissioning of the expanded 2,000 tonne per day (“tpd”) processing facility. Mining costs per tonne of $4.00 in Q1 2025 were also lower than the prior year comparative period (Q1 2024: $4.25) and are expected to continue to improve over time as owner operated equipment will be utilized to provide cost effective support for site development projects as well as plant feed operations.
  Benefitting from economies of scale: Total ore tonnes processed at the newly expanded processing facility of 1,703 tpd in Q1 2025, were 108% higher than the prior year comparative period (Q1 2024: 817 tpd), reaching a maximum of 2,073 tpd, following commissioning of the newly expanded processing plant in early Q1 2025 (September 2024). The higher processing plant throughput provided a higher proportion of overhead cost absorption, significantly benefitting processing cost per tonne.
  Increase in annual gold production is expected: The Company continues to expect gold production for fiscal 2025 (“F2025”) to be higher than fiscal 2024 (“F2024”) levels, reflecting a full year of operations from the expanded 2,000 tpd processing plant and an expected decreased reliance on lower grade stockpile inventory, partially offset by a waste stripping campaign required to access high grade ore blocks to deliver consistent higher grade ore feed to the mill. The Company continues to expect cash cost per ounce to be in line with F2024 levels, mainly due to the impact of higher expected gold production and significantly lower processing costs per tonne, offset by a lower average grade profile, in line with the scheduled mine sequence. Mining costs per tonne are also expected to trend lower in F2025.
  Best drill results to date at Buckreef Gold: During Q1 2025, the Company announced its two best drill results ever, on a gram x tonne x meters (“gtm”) basis, intersecting 37 meters (“m”) @ 6.86 g/t Au (253.82 gtm) from 130 m (hole BMDD315) and 35.5 m @ 5.48 g/t Au (194.54 gtm) from 64 m, located along the newly discovered and high-priority Stamford Bridge Zone. This is a promising new gold mineralization shear zone located approximately 250 m east of the Buckreef Gold Main Zone that is beginning to form what may become a potential 1-kilometer “bridge” between the Buckreef Gold Main Zone and the prospective Eastern Porphyry and Anfield zones. Subsequent to Q1 2025, the Company announced additional high-grade intercepts at Stamford Bridge (see January 14, 2025 Press Release) as part of its ongoing exploration program focused on newly defined exploration targets.
  Growth initiatives in place: Growth capital in F2025 is expected to be consistent with F2024 levels and includes expansion initiatives related to the long-term growth of Buckreef Gold, including plant optimizations aimed at increasing recovery, throughput and production and study costs aimed at expanding Buckreef Gold and developing the larger project.
  Exploration is a priority: Exploration spending is expected to increase in F2025 and includes diamond drill and reverse circulation drilling services provided by the State Mining Corporation (“STAMICO”) for a program which includes brownfields drilling at Buckreef Main Zone (Northeast and Southwest), Buckreef West, Eastern Porphyry, and greenfield drilling at Stamford Bridge and Anfield.
  Health & Safety remain top of mind: The Company achieved zero lost time injuries and there were no environmental or community related incidents during Q1 2025.

TRX Gold’s CEO, Stephen Mullowney comments: “Q1 2025 has been quite busy and has progressed in line with our plan. Gold production is a function of tonnes processed x head grade x recovery and consequently, your major cost drivers are tonnes moved and tonnes processed. We are pleased to see the lower operating costs per tonne come through on the plant expansion, which has enabled the business to be profitable even when processing lower grade material. These costs savings are expected to significantly benefit the business as the grade profile in the mining sequence improves. We have not stopped here, our newly appointed COO Richard Boffey, has been busy with ongoing operational efficiencies which are expected to benefit the business in the second half of the year as well. The exploration team continues to plan and execute an initial drill program at the newly discovered Stamford Bridge Zone, which is turning into quite an exciting discovery, with the best ever drill results to date at Buckreef Gold and the outline of a shear structure becoming more evident. Much more work will follow at this high-priority target over the next several months, as we hope to uncover a new mineable zone. Lastly, we are laser-focused on the mine plan in order to get to those high-grade ore blocks in the second half of this fiscal year, so that we can continue to capitalize on our reduced cost profile and robust gold prices.”

Figure 1: Buckreef Gold new and expanded crushing circuit (Q2 2024)

Figure 2: New 350 Excavator and Haul Truck (at December 20, 2024)

Figure 3: Buckreef Gold’s Open Pit Mining Operations (Q4 2024)

Qualified Person

Mr. William van Breugel, P.Eng, BASc (Hons), Technical Advisor to TRX Gold Corporation, is the Company’s Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

Q1 2025 Results Conference Call and Webcast Details

When: Tuesday, January 21 at 11:00 AM EST
Webcast URL: https://shorturl.at/Wxbj3
Conference call numbers:
Canada/USA TF: 1-844-763-8274
International Toll: +1-647-484-8814
A replay will be made available for 30 days following the call on the Company’s website.

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 20202, the project currently hosts a Measured and Indicated Mineral Resource (“M&I Resource”) of 35.88 million tonnes (“MT”) at 1.77 grams per tonne (“g/t”) gold containing 2,036,280 ounces (“oz”) of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current mineral resource base and advancing the larger project development which represents 90% of current mineral resources. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 20202 and filed under the Company’s profile on SEDAR+ and with the SEC on June 23, 2020 (the “2020 Technical Report”) for more information.

For investor or shareholder inquiries, please contact:

Investors
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Non-IFRS Performance Measures

The company has included certain non-IFRS measures in this news release. The following non-IFRS measures should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three month ended November 30, 2024 filed on SEDAR+ and with the Securities and Exchange Commission (“SEC”), as well as the Company’s audited consolidated financial statements included in the Company's Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2024. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information has been filed electronically on SEDAR+ and with the SEC and is available online under the Company’s profile at www.sedarplus.ca and the Company’s filings with the SEC at www.sec.gov and on our website at www.TRXgold.com.

Cash cost per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers’ reports and filings. As the Company uses this measure to monitor the performance of our gold mining operations and its ability to generate positive cash flow, total cash cost per ounce of gold sold starts with cost of sales related to gold production and removes depreciation.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers’ reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Change in fair value of derivative financial instruments;
  Accretion related to the provision for reclamation; and
  Share-based compensation expense.

The following table provides a reconciliation of net income (loss) and comprehensive income (loss) to Adjusted EBITDA per the financial statements for the three ended November 30, 2024.

	Three Months Ended November 30, 2024	Three Months Ended November 30, 2023
Net income and comprehensive income per financial statements	2,137	(39)
Add:
Depreciation	906	484
Interest and other non-recurring expenses	321	340
Income tax expense	1,693	1,191
Change in fair value of derivative financial instruments	(819)	(199)
Share-based payment expense	156	810
Adjusted EBITDA	4,394	2,587

Average realized price per ounce gold sold

	Three Months Ended November 30, 2024	Three Months Ended November 30, 2023
Revenue per financial statements	$12,528	$9,404
Revenue recognized from OCIM prepaid gold purchase agreement	(915)	(922)
Revenue from gold spot sales	11,613	8,482
Ounces of gold sold	4,813	4,895
Ounces of gold sold from OCIM prepaid gold purchase agreement	(435)	(527)
Ounces from gold spot sales	4,378	4,368
Average realized price (gross)	$2,603	$1,921
Average realized price net OCIM prepaid gold purchase agreement	$2,653	$1,942

The Company has included “average realized price per ounce of gold sold”, “cash cost per ounce of gold sold” and “Adjusted EBITDA” as non-IFRS performance measures throughout this news release as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Forward-Looking and Cautionary Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report entitled “The National Instrument 43-101 Independent Technical Report, Updated Mineral Resource Estimate for the Buckreef Gold Mine Project, Tanzania, East Africa for TRX Gold” with an effective date (the “Effective Date”) of May 15, 2020 (the “2020 Technical Report”). The 2020 Technical Report was prepared by or under the supervision Mr. Wenceslaus Kutekwatekwa (Mining Engineer, Mining and Project Management Consultant) BSc Hons (Mining Eng.), MBA, FSAIMM, of Virimai Projects, and, Dr Frank Crundwell, MBA, PhD, a Consulting Engineer, each of whom is an independent Qualified Person as such term is defined in NI 43-101. The information contained herein is subject to all of the assumptions, qualifications and procedures set out in the 2020 Technical Report and reference should be made to the full details of the 2020 Technical Report which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca. The Company did not complete any new work that would warrant reporting material changes in the previously reported Mineral Resource (“MRE”) and Mineral Reserve statements during the prior reporting period. The 2020 Technical Report follows the CIM Definition Standards on Mineral Resources and Mineral Reserves (“CIM Definition Standards”) and the CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines (“CIM Guidelines”).

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

1 Refer to “Non-IFRS Performance Measures” section.
2 See Forward-Looking and Cautionary Statements

Photos accompanying this announcement are available at
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https://www.globenewswire.com/NewsRoom/AttachmentNg/1e3461bc-4b48-43d7-ab71-fc00c09c5359
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